Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Provides an Update on its COSUN-branded Mobile Phone Business and Announces One Other Event
     HUIZHOU, Guangdong, China, Aug. 20 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today provides an update on its COSUN-branded mobile phone handset business and announces one other event.
     Update on COSUN-branded Mobile Phone Business
     The Company’s subsidiary Huizhou Qiao Xing Communication Industry, Limited (HZQXCI) recently signed an agreement with China Seven Star, one of the leading TV shopping companies in China, for the sales of its COSUN 8988, a model of mobile phone with Dual SIM cards. The Company believes TV shopping is a great marketing outlet for its COUSN-branded mobile phones and will become one of its key distribution channels.
     Mr. Wu Zhi Zhong, CEO of HZQXCI, said, “While HZQXCI is expanding its lower-end COSUN-branded mobile phones business, it continues to develop and launch middle-end products with unique functionalities that are targeted at its own market niche so as to avoid direct competition with a fellow subsidiary. We are encouraged by the early success of this mobile phone business strategy, which fits together well from the group perspective with that adopted by a fellow subsidiary for another brand of mobile phone handsets. We expect that the good showing will continue, and in due course be reflected in the operating results for the second half of this year of the COSUN-branded mobile phone business.”
     Issuance of Convertible Notes
     The Company has recently signed binding agreements to sell to two strategic investors USD25 million’s worth of 2.5 year convertible bonds (CB’s) with warrants. According to the agreements, the holders of the CB’s may, at their election during the lives of the CB’s, convert the CB’s into common stock of XING at a conversion price equal to 110% of the arithmetic average of the weighted average share price for the five trading days prior to the issuance date.
     As, unlike the CB’s issued in 2006 by the Company, these ones do not have a premium put feature, there will be practically no loss or gain on re-measurement of embedded derivatives in the accounts in connection with these CB’s.
     Mr. Wu Rui Lin, Chairman of XING, said, “One of the two strategic investors has previously participated in several rounds of investment in the Company. This new investment further demonstrates this strategic investor’s confidence in XING’s solid fundamentals and prospects. The fund to be raised will be used for general corporate purposes.”
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 20, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com
     SOURCE Qiao Xing Universal Telephone, Inc.